Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items	$(54,161)	$(110,899)	$(139,564)	$(178,293)	$(264,644)
Add: Fixed charges as calculated below	205,269	229,152	231,967	232,037	270,872
Add: Distributions from operations of equity method investments	42,059	48,732	29,999	80,116	17,252
Less: Capitalized interest	(8,477)	(5,809)	(5,337)	(4,893)	(2,590)
Total earnings	$184,690	$161,176	$117,065	$128,967	$20,890
Fixed charges:
Interest expense	$195,066	$221,398	$224,639	$224,483	$266,225
Add: Capitalized interest	8,477	5,809	5,337	4,893	2,590
Implied interest component on the company's rent obligations	1,726	1,945	1,991	2,661	2,057
Fixed charges	$205,269	$229,152	$231,967	$232,037	$270,872
Preferred dividends	64,758	51,320	51,320	51,320	49,020
Fixed charges and preferred dividends	$270,027	$280,472	$283,287	$283,357	$319,892
Earnings to fixed charges(1)	—	—	—	—	—
Earnings to fixed charges and preferred dividends(1)	—	—	—	—	—
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(1)
For the years ended December 31, 2017, 2016, 2015, 2014 and 2013 earnings were not sufficient to cover fixed charges by $20,579, $67,976, $114,902, $103,070 and $249,982, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $85,337, $119,296, $166,222, $154,390 and $299,002, respectively.